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            UNITED STATES                                  OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION              OMB Number 3235-0145
        Washington, D.C. 20549                    Expires: December 31, 1997
                                                  Estimated average burden
                                                  hours per response....14.90
                                                  ------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Esprit Telecom Group plc.
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                                (Name of Issuer)

                                 Ordinary Shares
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                         (Title of Class of Securities)

                                    29665W104
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                                 (CUSIP Number)

Check here if a fee is being paid with this statement: (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 5 PAGES

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CUSIP No. 29665W104                   13G                   Page 2 of 8 Pages
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================================================================================
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HarbourVest Partners, LLC
          I.R.S. No. 04-3335829
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |_|
          N/A
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
================================================================================
                      5     SOLE VOTING POWER
    Number of
     Shares                 -0-
                   -------------------------------------------------------------
  Beneficially        6     SHARED VOTING POWER
    Owned by
      Each                  -0-
                   -------------------------------------------------------------
    Reporting         7     SOLE DISPOSITIVE POWER
     Person
      With                  -0-
                   -------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            -0-
================================================================================
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0%
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   12     TYPE OF REPORTING PERSON*

          IA
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                PAGE 2 OF 5 PAGES

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

On June 30, 1998 HarbourVest International Private Equity Partners II-Direct Fund L.P. sold 10,131,400 Ordinary shares of the Issuer. As a result of this sale, HarbourVest International Private Equity Partners II-Direct Fund L.P. no longer owns more than 5% of the outstanding shares of the Issuer.

         Item 1(a)    Name of Issuer:
                      Esprit Telecom Group plc

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      Minerva House Valpy Street
                      Reading, United Kingdom

         Item 2(a)    Name of Person Filing:
                      This filing is made on behalf of HarbourVest Partners, LLC (HarbourVest).

         Item 2(b)    Address of the Principal Offices:
                      The principal business office of HarbourVest is One Financial Center, 44th floor Boston, Massachusetts 02111.

         Item 2(c)    Citizenship:
                      HarbourVest is organized and exists under the laws of the State of Delaware.

         Item 2(d)    Title of Class of Securities:
                      Ordinary Shares

         Item 2(e)    CUSIP Number:
                      29665W104

         Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      (e)(X) Investment Adviser registered under ss.203 of the Investment Advisers Act of 1940.


                                PAGE 3 OF 5 PAGES

         Item 4       Ownership:

                      (a)    Amount Beneficially Owned:  -0-

                      (b)    Percent of Class:  0%

                      (c)    Number of shares as to which such person has:

                      (i)    sole power to vote or to direct the vote:      -0-

                             (ii)   shared power to vote or to direct
                                    the vote:                               -0-

                             (iii)  sole power to dispose or to direct
                                    the disposition of:                     -0-

                             (iv)   shared power to dispose or to direct
                                    the disposition of:                     -0-

         Item 5       Ownership of Five Percent or Less of a Class:
                      With this filing, the Reporting peron states that it owns less than five percent of the Ordinary Shares.

         Item 6       Ownership of More than Five Percent on Behalf of Another
                      Person:
                      See Item 4 above.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                      Not applicable.

         Item 8       Identification and Classification of Members of the Group:
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      Not applicable.

         Item 10      Certification:
                      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                PAGE 4 OF 5 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    HarbourVest Partners, LLC

                                    By: ___________________________________

                                    Name: Martha D. Vorlicek

Dated: July 7, 1998                 Title: Managing Director


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